UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

Results of February 12, 2024 Shareholder Meeting

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on February 12, 2024, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 7th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 141,402,244 ordinary shares of the Company, and 146,536 ordinary shares, together representing 141,548,780 ordinary shares in total (57.5% of the ordinary shares outstanding as of the record date), were voted at the meeting.

The terms referred to are those defined in the Proxy Statement filed on Form 6-K on January 16, 2024.

_________________________________________________________________________

Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Within the authority of the Ordinary Shareholders’ Meeting:

1.To approve the appointment of Stéphanie SESSLER as director subject to the consummation of the tender offer by Renesas Electronics Europe GmbH, a private company with limited liability (Gesellschaft mit beschränkter Haftung - GmbH) organized under the laws of Germany, a wholly owned subsidiary of Renesas Electronics Corporation (TSE: 6723), a Japanese corporation, with headquarters in Tokyo, Japan.

For:	140,494,488
Against:	838,612
Abstain/no vote:	215,680

Within the authority of the Extraordinary Shareholders’ Meeting:

2.     To review and approve a draft partial asset contribution agreement and to approve the contribution subject thereof, governed by the demerger legal regime (apport partiel d’actifs soumis au régime des scissions), granted by the Company to Sequans Communications SAS, a wholly-owned subsidiary of the Company, of all of its assets and liabilities, rights and obligations of any kind and other legal relationships in relation to its business in accordance with the terms of the Demerger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Demerger”), and delegation of powers to the board of directors (the “Board”) to implement such contribution (the “Demerger Resolution”).

For:	140,666,860
Against:	875,236
Abstain/no vote:	6,684

3.    To review and approve a draft cross-border merger plan by absorption and to approve the merger by absorption subject thereof, of the Company by Renesas Sting Merger AG, a stock corporation (Aktiengesellschaft) organized under the laws of Germany, in accordance with the terms of the Merger Agreement (as this term is defined herein) subject to the fulfillment or waiver of certain conditions precedent (the “Merger”) and delegation of powers to the Board to implement such cross-border merger (the “Merger Resolution” and, together with the Governance Resolution and the Demerger Resolution, the “Post-Offer Reorganization Resolutions”).

For:	140,663,952
Against:	877,824
Abstain/no vote:	7,004

4.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase in cash for a maximum nominal amount of 500,000 euros, with cancellation of the shareholders’ preferential subscription right in favour of a designated person, subject to the success of the Offer (as defined below) (the “Share Capital Increase Resolution 1”).

For:	140,591,100
Against:	934,072
Abstain/no vote:	23,608

5    To cancel their shareholders’ preferential subscription right in favor of a designated person (the “Preferential Subscription Right Cancellation Resolution”).

For:	140,520,600
Against:	824,536
Abstain/no vote:	203,644

6.    To delegate their authority to the Board for the purpose of carrying out, on one or several occasions, a share capital increase of a maximum nominal amount of 500,000 euros, with the shareholders’ preferential subscription right maintained, subject to the success of the Offer (the “Share Capital Increase Resolution 2” and, together with the Share Capital Increase Resolution 1 and the Preferential Subscription Right Cancellation Resolution, the “Share Capital Increases Resolutions”).

For:	140,610,796
Against:	893,724
Abstain/no vote:	44,260

7.    To delegate their authority to the Board for the purpose of carrying out a share capital increase under the conditions set out in Articles L. 3332-18 et seq. of the French Labor Code, with cancellation of the shareholders’ preferential subscription right in accordance with Article L. 225-129-6 of the French Commercial Code (the “Employees Share Capital Increase Resolution”).

For:	17,807,384
Against:	122,666,108
Abstain/no vote:	1,075,288

Within the authority of the Ordinary Shareholders’ Meeting:

8.    To give powers to carry out all filing and publication formalities required by law (the “Powers Resolution”).

For:	141,072,992
Against:	433,852
Abstain/no vote:	41,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: February 12, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer